UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Giant Interactive Group Inc.

(Name of the Issuer)

Giant Group Holdings Limited

Giant Investment Limited

Giant Merger Limited

Yuzhu Shi

Union Sky Holding Group Limited

Vogel Holding Group Limited

The Baring Asia Private Equity Fund V, L.P.

Baring Private Equity Asia V Holding (12) Limited

Hony Capital Fund V, L.P.

Rich Noble Enterprises Limited

CDH WM Giant Fund L.P.

CDH Journey Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0000002 per share

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

3745111031

(CUSIP Number)

Yuzhu Shi

Giant Group Holdings Limited

Giant Investment Limited

Giant Merger Limited

Union Sky Holding Group Limited

Vogel Holding Group Limited

12/F, No. 3 Building, 700 Yishan Road

Shanghai, 200233,

People’s Republic of China

Telephone: +86 21 3397 9999

Jazy Zhang Giant Interactive Group Inc. 12/F, No. 3 Building, 700 Yishan Road Shanghai, 200233, People’s Republic of China Telephone: +86 21 3397 9999

Mark Beckett

The Baring Asia Private Equity Fund V, L.P.

Baring Private Equity Asia V Holding (12) Limited

1 Raffles Place

#29-02 One Raffles Place

Singapore 048616

Telephone: +65 6593 3710

CDH WM Giant Fund, L.P.

CDH Journey Limited

1503, Level 15, International Commerce Centre

1 Austin Road West

Kowloon, Hong Kong

Telephone: +852 3518 8000

Yonggang Cao Hony Capital Fund V, L.P. Rich Noble Enterprises Limited Suite 2701, One Exchange Square Central, Hong Kong Telephone: +852 3961 9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Weiheng Chen, Esq. Zhan Chen, Esq. Wilson Sonsini Goodrich & Rosati Unit 1001, 10/F, Henley Building 5 Queen’s Road Central Hong Kong Telephone: +852 3972 4955	Akiko Mikumo, Esq. Weil, Gotshal & Manges LLP 29/F, Alexandra House 18 Chater Road, Central Hong Kong Telephone: +852 3476 9000

Julia Gao, Esq. Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China Telephone: +86 (10) 6535 5577	Gordon K. Davidson, Esq. David K. Michaels, Esq. Eva H. Wang, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 United States of America Telephone: +001 (650) 988 8500

Portia Ku, Esq. O’Melveny & Myers LLP 2765 Sand Hill Rd. Menlo Park, California 94025 United States of America Telephone: +001 (650) 473 2630	David T. Zhang, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$2,153,101,189.50	$277,319.44

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $12.00 for 169,059,450 issued and outstanding ordinary shares of the issuer (including shares represented by the American depositary shares) subject to the transaction plus (b) the product of 660,150 ordinary shares issuable under all outstanding and unexercised options multiplied by $7.93 per share (which is the difference between $12.00 per share merger consideration and the weighted average exercise price of $4.07 per share plus (c) the product of 9,929,400 shares of company restricted stock multiplied by $12.00 per share ((a), (b) and (c) together, the “Transaction Valuation”))

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.0001288.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

[1]	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share.

INTRODUCTION

This Amendment No.4 (this “Amendment”) amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2014, as amended and supplemented (the “Transaction Statement”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Giant Interactive Group Inc., a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value US$0.0000002 per share (each, a “Share”), including the Shares represented by the American depositary shares (“ADSs”), each representing one Share, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Yuzhu Shi, the chairman of the board of directors the Company (“Mr. Shi”); (c) Giant Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”); (d) Giant Investment Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (e) Giant Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (f) Union Sky Holding Group Limited, a British Virgin Islands business company with limited liability wholly owned by Mr. Shi (“Union Sky”); (g) Vogel Holding Group Limited, a British Virgin Islands business company with limited liability controlled by Mr. Shi (“Vogel” and, together with Mr. Shi and Union Sky, the “Founder Parties”); (h) The Baring Asia Private Equity Fund V, L.P., a limited partnership organized and existing under the laws of the Cayman Islands (“Baring LP”); (i) Baring Private Equity Asia V Holding (12) Limited, a British Virgin Islands business company with limited liability controlled by Baring LP (“Baring SPV” and, together with Baring LP, “Baring”); (j) Hony Capital Fund V, L.P., a limited partnership organized and existing under the laws of the Cayman Islands (“Hony Fund V”); (k) Rich Noble Enterprises Limited, a British Virgin Islands business company with limited liability wholly owned by Hony Fund V (“Hony SPV” and, together with Hony Fund V, “Hony”); (l) CDH WM Giant Fund, L.P., a limited partnership organized and existing under the laws of Cayman Islands (the “CDH Fund”); and (m) CDH Journey Limited, a Cayman Islands company with limited liability wholly owned by CDH Fund (“CDH SPV” and, together with CDH Fund, “CDH”).

All capitalized terms used in this Amendment and not otherwise defined have the meanings ascribed to such terms in the Transaction Statement, including the Proxy Statement attached as exhibit (a)-(1) to the Transaction Statement.

Item 4	Terms of the Transaction

Item 4 is hereby amended and supplemented as follows:

Holdco, CDH Advisor, CDH Fund, CDH SPV, Baring LP, Hony Fund V and Union Sky entered into a Post-Closing Equity Commitment Agreement, dated as of July 1, 2014, which, among others, (i) terminated the CDH Equity Commitment Agreement and (ii) provides that within one business day after the later of the closing of the Merger and July 21, 2014, Union Sky will sell and transfer to CDH SPV 2,500,000 ordinary shares of Holdco at a per share price of US$12.00, or US$30 million in the aggregate. A copy of such agreement is filed as Exhibit (b)-(26) to this Amendment.

The Founder Parties, Baring SPV, Hony SPV, CDH SPV, Holdco, Parent and Merger Sub also entered into a Second Amended and Restated Interim Investors Agreement, dated as of July 1, 2014, which amended and restated the Interim Investors Agreement in its entirety, to reflect the reallocation of equity commitment among Hony Fund V and CDH Fund as described in Item 10 in this Amendment. A copy of such agreement is filed as Exhibit (b)-(31) to this Amendment.

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Item 6	Purposes of the Transaction and Plans or Proposals

Item 6 is hereby amended and supplemented by the disclosure under Items 7 and 10 in this Amendment.

Item 7	Purposes, Alternatives, Reasons and Effects

Item 7 is hereby amended and supplemented as follows:

The disclosure in the Proxy Statement under the heading “Special Factors—Effects of the Merger on the Company—The Company’s Net Book Value and Net Earnings” is hereby amended and supplemented by replacing the table set forth in such section as follows:

	Ownership Prior to the Merger(1)				Ownership After the Merger(2)(3)
	Net Book Value		Earnings		Net Book Value		Earnings
Name	$’000%		$’000%		$’000%		$’000%
Founder Parties	262,683	44.35	120,066	44.35	255,088	43.07	116,594	43.07
Directors and Executive Officers (other than Mr. Shi) as a Group	12,465	2.1	5,698	2.1	—	—	—	—
Baring	29,029	4.90	13,268	4.90	133,082	22.47	60,828	22.47
Hony	—	—	—	—	133,082	22.47	60,828	22.47
CDH	—	—	—	—	71,011	11.99	32,458	11.99

(1)	Ownership percentages are based on 240,750,422 Shares outstanding as of the date of this proxy statement.
(2)	Ownership percentages assume that the Rollover Shareholders roll over all of their Rollover Shares, the number of Union Sky Rollover Shares is not reduced in accordance with the Support Agreement, and all other Shares (including Shares represented by ADSs) and vested and unvested options for Shares and Company Restricted Shares are cancelled in the Merger in exchange for the merger consideration under the Merger Agreement.
(3)	Ownership percentages are subject to adjustment pursuant to the terms and conditions of the Merger Agreement, the Equity Commitment Letters and the Support Agreement.

Item 10	Source and Amount of Funds or Other Consideration

Item 10 is hereby amended and supplemented as follows:

Equity Financing

On July 1, 2014, (i) CDH Fund executed and delivered an equity commitment letter with Holdco, dated as of July 1, 2014, which replaced its Equity Commitment Letter, dated as of June 6, 2014, and (ii) Hony Fund V executed and delivered an equity commitment letter, dated as of July 1, 2014, which replaced its Equity Commitment Letter, dated as of June 6, 2014 (the “Equity Commitment Letters”). Pursuant to these new Equity Commitment Letters, each of Hony Fund V and CDH Fund has committed to purchase, or cause the purchase, for cash, subject to the terms and conditions therein, of equity securities of Holdco, immediately prior to the Effective Time, in an amount of US$375 million by Hony Fund V and in an amount of US$200 million by CDH Fund. Such funds are to be used solely for the purpose of funding such portion of the funds required to complete the Merger in accordance with the Merger Agreement. The aggregate amount of the Sponsors’ commitments under their respective Equity Commitment Letters remained US$808.4 million. On July 1, 2014, each of Hony Fund V and CDH Fund also delivered a new limited guarantee reflecting the terms of the new Equity Commitment Letters, which replaced their respective existing limited guarantees. Copies of the Equity Commitment Letters and the limited guarantees are filed as Exhibits (b)-(27), (b)-(28), (b)-(29) and (b)-(30) to this Amendment.

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Debt Financing

On June 27, 2014, as contemplated by the Debt Commitment Letter, Parent and Merger Sub entered into a facility agreement (the “Facility Agreement”) with the financial institutions named therein. The Facility Agreement provides for the Facility, a senior secured credit facility in the aggregate principal amount of US$850 million that, subject to the conditions set forth in the Facility Agreement, will be used for the purpose of financing the consideration for the Merger and fees and expenses incurred in connection with the Merger. A copy of the Facility Agreement is filed as Exhibit (b)-(25) to this Amendment.

Fees and Expenses

The disclosure in the Proxy Statement under the heading “Special Factors—Fees and Expenses” is hereby amended and supplemented by replacing the table set forth in such section as follows:

Description	Amount (US$ in ’000)
Financing fees and expenses	40,000
Investment banking and financial advisor fees	36,180
Other professional fees	1,500
Legal fees and expenses	11,390
Special Committee fees	415
Miscellaneous (including accounting, filing fees, printer, proxy solicitation and mailing costs)	390
ADS cancellation and surrender fees(1)	8,270
Total	98,145

(1)	Includes ADS cancellation fees for ADSs held by members of the Buyer Group.

Item 15	Additional Information

Item 15 is hereby amended and supplemented by the disclosure under Item 10 in this Amendment and as follows:

Litigation Related to the Merger

A consolidated complaint in the consolidated action captioned In re Giant Interactive Shareholder Litigation (the “Consolidated Action”) was filed on June 19, 2014. The Company must answer, move to dismiss or otherwise respond to the consolidated complaint by July 21, 2014. To date no other defendant in the Consolidated Action has been served with the consolidated complaint.

The Consolidated Action is a purported class action brought on behalf of all holders of ADSs. The consolidated complaint asserts claims against the Company, members of the Board, Parent, Merger Sub, Baring LP and several entities affiliated with Chairman Shi, alleging, among other things, breach of fiduciary duty, aiding and abetting breach of fiduciary duty, and violations of Section 13 of the Exchange Act. Plaintiffs in the Consolidated Action may seek, among other things, injunctive relief preventing consummation of the Transactions.

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The Company, the Board, Parent and Merger Sub believe that the claims in the consolidated complaint are without merit and intend to defend against them vigorously.

An adverse judgment for monetary damages could have an adverse effect on the operations and liquidity of the Company. A preliminary injunction could delay or jeopardize the completion of the Transactions and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Merger.

Item 16	Exhibits

Item 16 is hereby amended and supplemented by adding the following thereto:

(b)-(25)	Facility Agreement between Parent, Merger Sub and the other parties named therein, dated June 27, 2014.

(b)-(26)	Post-Closing Equity Commitment Agreement, by and among Holdco, CDH Advisor, CDH Fund, CDH SPV, Baring LP, Hony Fund V and Union Sky, dated as of July 1, 2014.

(b)-(27)	Equity Commitment Letter, by and between Hony Fund V and Holdco, dated as of July 1, 2014.

(b)-(28)	Equity Commitment Letter, by and between CDH Fund and Holdco, dated as of July 1, 2014.

(b)-(29)	Limited Guarantee, by and between Hony Fund V and the Company, dated as of July 1, 2014.

(b)-(30)	Limited Guarantee, by and between CDH Fund and the Company, dated as of July 1, 2014.

(b)-(31)	Second Amended and Restated Interim Investors Agreement, by and among the Founder Parties, Baring SPV, Hony SPV, CDH SPV, Holdco, Parent and Merger Sub, dated as of July 1, 2014.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2014

Giant Interactive Group Inc.

By	/s/ Peter Andrew Schloss
Name:	Peter Andrew Schloss
Title:	Director, Chairman of the Special Committee

Giant Group Holdings Limited

By	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Giant Investment Limited

By	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Giant Merger Limited

By	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Yuzhu Shi

/s/ Yuzhu Shi
Yuzhu Shi

Union Sky Holding Group Limited

By	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Vogel Holding Group Limited

By	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

The Baring Asia Private Equity Fund V, L.P.

By:	Baring Private Equity Asia GP V, L.P. acting as its general partner

By:	Baring Private Equity Asia GP V Limited acting as its general partner

By	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

By	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

Baring Private Equity Asia V Holding (12) Limited

By	/s/ Mark Beckett
Name:	Mark Beckett
Title:	Director

Hony Capital Fund V, L.P.
Acting by its sole general partner
Hony Capital Fund V GP, L.P.

Acting by its sole general partner
Hony Capital Fund V GP Limited

By	/s/ Zhao John Huan
Name:	Zhao John Huan
Title:	Authorized Signatory

Rich Noble Enterprises Limited

By	/s/ Bing Yuan
Name:	Bing Yuan
Title:	Director

CDH WM Giant Fund, L.P.

By:	Sino Giant Holdings Limited L.P. acting as its general partner

By	/s/ Wei Ying
Name:	Wei Ying
Title:	Director

CDH Journey Limited

By	/s/ Lilian Xu
Name:	Lilian Xu
Title:	Director

EXHIBIT INDEX

(a)-(1)†	Proxy Statement.

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Depositary’s Notice, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(6)	Press Release issued by the Company, dated March 16, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 17, 2014.

(b)-(1)	Debt Commitment Letter, by and among Giant Merger Limited, the Mandated Lead Arrangers and the Underwriters, dated March 17, 2014, incorporated herein by reference to Exhibit 7.08 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(2)	Equity Commitment Letter, by and between The Baring Asia Private Equity Fund V, L.P. and Giant Group Holdings Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.09 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(3)	Equity Commitment Letter, by and between Hony Capital Fund V, L.P. and Giant Group Holdings Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.10 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(4)	Support Agreement, by and among Giant Investment Limited, Giant Group Holdings Limited, Union Sky Holding Group Limited, Vogel Holding Group Limited and Baring Private Equity Asia V Holding (12) Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.11 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(5)	Consortium Agreement, by and among Mr. Shi Yuzhu, Union Sky Holding Group Limited, Vogel Holding Group Limited and Baring Private Equity Asia V Holding (12) Limited, dated November 25, 2013, incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed with the SEC by the Founder Parties on November 26, 2013.

(b)-(6)	Guarantee of The Baring Asia Private Equity Fund V, L.P., dated November 25, 2013, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed with the SEC by the Founder Parties on November 26, 2013.

(b)-(7)	Interim Investors Agreement, by and among Mr. Shi Yuzhu, Union Sky Holding Group Limited, Vogel Holding Group Limited, Baring Private Equity Asia V Holding (12) Limited, Rich Noble Enterprises Limited, Giant Group Holdings Limited, Giant Investment Limited and Giant Merger Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.12 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(8)	Guarantee of The Baring Asia Private Equity Fund V, L.P., dated March 17, 2014, incorporated herein by reference to Exhibit 7.13 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(9)	Guarantee of Hony Capital Fund V, L.P., dated March 17, 2014, incorporated herein by reference to Exhibit 7.14 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(10)	Limited Guarantee of Union Sky Holding Group Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.15 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(11)	Limited Guarantee of The Baring Asia Private Equity Fund V, L.P., dated March 17, 2014, incorporated herein by reference to Exhibit 7.16 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(12)	Limited Guarantee of Hony Capital Fund V, L.P., dated March 17, 2014, incorporated herein by reference to Exhibit 7.17 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(13)**	Adherence Agreement of Rich Noble Enterprises Limited to the Consortium Agreement, dated January 12, 2014.
(b)-(14)	Equity Commitment Agreement, by and among Holdco, Union Sky, Baring LP, Hony Fund V and CDH Advisor, dated April 25, 2014, incorporated herein by reference to Exhibit 7.18 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on April 28, 2014.
(b)-(15)**	Amended and Restated Equity Commitment Agreement, by and among Holdco, Union Sky, Baring LP, Hony Fund V and CDH Advisor, dated May 12, 2014.
(b)-(16)***	Equity Commitment Letter, by and between The Baring Asia Private Equity Fund V, L.P. and Giant Group Holdings Limited, dated June 6, 2014.
(b)-(17)***	Equity Commitment Letter, by and between Hony Capital Fund, L.P. and Giant Group Holdings Limited, dated June 6, 2014.
(b)-(18)***	Equity Commitment Letter, by and between CDH WM Giant Fund V, L.P. and Giant Group Holdings Limited, dated June 6, 2014.
(b)-(19)***	Amended and Restated Interim Investors Agreement, by and among Mr. Shi Yuzhu, Union Sky Holding Group Limited, Vogel Holding Group Limited, Baring Private Equity Asia V Holding (12) Limited, Rich Noble Enterprises Limited, CDH Journey Limited, Giant Group Holdings Limited, Giant Investment Limited and Giant Merger Limited, dated June 6, 2014.
(b)-(20)***	Limited Guarantee of Union Sky Holding Group Limited, dated June 6, 2014.
(b)-(21)***	Limited Guarantee of The Baring Asia Private Equity Fund V, L.P., dated June 6, 2014.
(b)-(22)***	Limited Guarantee of Hony Capital Fund V, L.P., dated June 6, 2014.
(b)-(23)***	Limited Guarantee of CDH WM Giant Fund, L.P., dated June 6, 2014.
(b)-(24)***	Adherence Agreement of CDH Journey Limited to the Consortium Agreement, dated June 6, 2014.
(b)-(25)	Facility Agreement between Parent, Merger Sub and the other parties named therein, dated June 27, 2014.
(b)-(26)	Post-Closing Equity Commitment Agreement, by and among Holdco, CDH Advisor, CDH Fund, CDH SPV, Baring LP, Hony Fund V and Union Sky, dated as of July 1, 2014.
(b)-(27)	Equity Commitment Letter, by and between Hony Fund V and Holdco, dated as of July 1, 2014.
(b)-(28)	Equity Commitment Letter, by and between CDH Fund and Holdco, dated as of July 1, 2014.
(b)-(29)	Limited Guarantee, by and between Hony Fund V and the Company, dated as of July 1, 2014.
(b)-(30)	Limited Guarantee, by and between CDH Fund and the Company, dated as of July 1, 2014.
(b)-(31)	Second Amended and Restated Interim Investors Agreement, by and among the Founder Parties, Baring SPV, Hony SPV, CDH SPV, Holdco, Parent and Merger Sub, dated as of July 1, 2014.
(c)-(1)	Opinion of Morgan Stanley Asia Limited, dated March 16, 2014, incorporated herein by reference to Annex C to the Proxy Statement.
(c)-(2)	Opinion of Duff & Phelps, LLC, dated March 16, 2014, incorporated herein by reference to Annex D to the Proxy Statement.
(c)-(3)*	Discussion Materials prepared by Morgan Stanley Asia Limited for discussion with the special committee of the board of directors of the Company, dated December 31, 2013.
(c)-(4)*	Special Committee Materials prepared by Morgan Stanley Asia Limited for discussion with the special committee of the board of directors of the Company, dated March 16, 2014.
(c)-(5)*	Fairness Analysis presented to the special committee of the board of directors of the Company by Duff & Phelps, LLC, dated March 16, 2014.
(c)-(6)***	Special Committee Materials prepared by Morgan Stanley Asia Limited for discussion with the special committee of the board of directors of the Company, dated March 13, 2014.
(d)-(1)	Agreement and Plan of Merger, dated as of March 17, 2014, among the Company, Parent and Merger Sub and Amendment No.1 to the Agreement and Plan of Merger, dated as of May 12, 2014, incorporated herein by reference to Annex A to the Proxy Statement.
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex E to the Proxy Statement.
(g)	Not applicable.

*	Previously filed on April 2, 2014.
**	Previously filed on May 12, 2014.

***Previously filed on June 9, 2014.

†	Previously filed on June 16, 2014.